____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 EARNINGS RESULTS 3rd Quarter 2026 2 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Index Highlights Main Financial Indicators 2026 Guidance Updated Deliveries And Backlog Revenue, Gross Margin And Adjusted EBIT Adjusted EBIT (Earnings Before Interest & Taxes) Adjusted Net Income Investments Working Capital Adjusted Free Cash Flow Cash Position Variance Debt & Liability Management Capital Markets Shareholder Remuneration Financial Statements Reconciliation Of IFRS And “non-GAAP” Information Ratios Based On “non-GAAP” Information Conference Call Information About Embraer 3 4 4 5 6 7 8 8 9 10 10 11 12 13 14 20 23 24 25 | INDEX 3 | HIGHLIGHTS | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Highlights >700 m 2026 Guidance updated: From an operational point of view, Commercial Aviation deliveries between 80 and 85 aircraft (unchanged) and Executive Aviation deliveries between 160 and 170 aircraft (unchanged). From a financial point of view, the company now forecasts revenues in the US$8.4 to US$8.6 billion range (up from US$8.2 to US$8.5 billion), Adjusted EBIT margin between 10.0% and 10.6% (unchanged), and Adjusted free cash flow w/o Eve of US$700 million or higher (up from US$400 million or higher) for the year. +17% 254.8 m 627.7 m 66 jets 35.7 bn Revenues totaled US$2,347 million in 3Q26 – all-time high 3rd quarter – and +17% year-over-year (yoy). Adjusted EBIT reached US$254.8 million with a +10.9% margin in 3Q26, compared to +8.6% in 3Q25 (+9.4% excluding U.S. import tariffs). Adjusted free cash flow w/o Eve was US$627.7 million during the period, reflecting stronger operating performance and solid sales-related pre-delivery payment inflows. Embraer delivered 66 aircraft in 3Q26, of which 22 were commercial jets (11 E2s and 11 E1s), 41 were executive jets (22 small and 19 medium) while 3 were defense-related (1 KC-390 Millennium and 2 A-29 Super Tucano); +6% versus the 62 aircraft delivered yoy. Firm order backlog of US$35.7 billion in 3Q26 – an all-time high and up 14% yoy. For more information please see our 3Q26 Backlog and Deliveries release. To access the spreadsheet containing the data available in our Investor Relations website click here. 4 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Main Financial Indicators IFRS 3Q26 2Q26 3Q25 9M26 9M25 Revenue 2,347.2 2,235.3 2,003.5 6,029.2 4,925.7 Adjusted EBITDA 317.1 355.6 236.3 816.3 590.3 Adjusted EBITDA margin % 13.5% 15.9% 11.8% 13.5% 12.0% Adjusted EBIT 254.8 296.9 172.0 645.7 425.8 Adjusted EBIT margin % 10.9% 13.3% 8.6% 10.7% 8.6% Adjusted net income1 73.6 218.6 84.3 319.9 292.3 Earnings per share - ADS basic 0.3981 1.1880 0.6355 1.7755 1.4640 Adjusted free cash flow w/o Eve 627.7 401.0 300.3 581.6 (247.1) Net cash w/o Eve* 430.0 (214.5) (439.3) 430.0 (439.3) 1Adjusted Net Income is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus adjusting for non-recurring items. * Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short-term and long-term loans and financing, less Eve’s net cash. Financials are derived from unaudited information. In millions of U.S. dollars, except % and earnings per share data São Paulo, Brazil, November 10, 2026 (NYSE: EMBJ, B3: EMBJ3). The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) and in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2026 (3Q26), June 30, 2026 (2Q26), and September 30, 2025 (3Q25), are derived from unaudited financial statements, except annual financial data and where otherwise stated. 2026 GUIDANCE NEW OLD Commercial Aviation deliveries 80 - 85 80 - 85 Executive Aviation deliveries 160 - 170 160 - 170 Consolidated revenues (US$ billion) 8.4 - 8.6 8.2 - 8.5 Adjusted EBIT margin 10.0% - 10.6% 10.0% - 10.6% Free cash flow (US$ million)* 700 or higher 400 or higher * Free cash flow = Adjusted free cash flow w/o Eve. Management believes prior guidance no longer represents evenly balanced opportunities and risks for full-year operations. From an operations point of view, Embraer expects Commercial Aviation deliveries between 80 and 85 aircraft (unchanged) and reiterates Executive Aviation deliveries between 160 and 170 aircraft (unchanged). However, from a financial point of view, the company now forecasts revenues in the US$8.4 to US$8.6 billion range (up from US$8.2 to US$8.5 billion), Adjusted EBIT margin between 10.0% and 10.6% (unchanged), and Adjusted free cash flow w/o Eve of US$700 million or higher (up from US$400 million or higher) for the year. 2026 Guidance Updated (Eve Not Included) | MAIN FINANCIAL INDICATORS & 2026 GUIDANCE 5 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Deliveries and Backlog Embraer delivered 66 aircraft in 3Q26, of which 22 were commercial jets (11 E2s and 11 E1s), 41 were executive jets (22 small and 19 medium) and 3 were defense related (1 KC-390 Millennium and 2 A-29 Super Tucano); +6% increase compared to the 62 aircraft delivered yoy. The number of deliveries for Commercial Aviation was +10% higher and for Executive Aviation was flat compared to 3Q25. For more information please see our 3Q26 Backlog and Deliveries release. The company-wide backlog reached US$35.7 billion in 3Q26, up 3% from the previous all-time high registered in the prior quarter. Compared to a year ago, the backlog increased 14% with strength across all business units. For instance, the backlog for Defense & Security increased +56%, Services & Support +14%, Executive Aviation +12% and Commercial Aviation +4% yoy. 3Q26 2Q26 3Q25 4Q25 1Q26 5.5 6.1 7.8 34.5 4.9 4.9 3.9 4.6 7.3 7.6 31.3 31.6 Services & Support Defense & Security Executive Aviation Commercial Aviation +14% US$ billion | OPERATING RESULTS 5.1 4.4 7.6 32.1 15.1 15.2 14.5 15.0 Commercial Aviation 10% E1 E2 3Q26 4Q25 3Q25 1Q26 2Q26 10 10 7 14 13 18 4 6 Defense & Security +200% KC-390 A-29 Super Tucano 4Q25 3Q25 1Q26 2Q26 1 4 2 1 4 Executive Aviation +0% Small Jets Medium Jets 3Q26 4Q25 3Q25 1Q26 2Q26 16 13 24 22 21 19 22 28 18 25 23 3Q26 11 11 1 2 5.6 6.1 8.2 35.7 15.8 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | EARNINGS RESULTS 6 Revenue, Gross Margin and Adjusted EBIT Consolidated revenue of US$2,347 million in 3Q26 represented a +17% increase yoy. All business units performed well throughout the quarter. For instance, Services & Support revenues increased +30% yoy, Defense & Security +22%, Commercial Aviation +13% and Executive Aviation +12% yoy. 1% 2% Commercial Aviation Revenues were US$696 million during the quarter, +13% higher yoy, underpinned by higher volumes and prices. Gross margin remained broadly stable from +7.1% to +7.0% yoy, while Adjusted EBIT margin increased from +1.3% to +2.4% yoy mainly supported by supplier compensation. Executive Aviation Revenues totaled US$655 million in the quarter, +12% higher yoy, supported by higher prices and product mix. Gross margin increased from +18.7% a year ago to +22.2%, reflecting improved prices, product mix and no U.S. import tariffs (US$15 million a year ago) in 3Q26. Adjusted EBIT margin increased from +12.1% (+14.7% excluding U.S. import tariffs) in 3Q25 to +16.0% during the quarter, reflecting a stronger gross margin. Defense & Security Revenues reached US$341 million during the quarter, +22% higher yoy, because of stronger KC-390 revenue recognition related to higher volumes, customer mix and product stage (in accordance with the percentage of completion calculation method). As a result, gross margin increased from +20.3% to +23.4% yoy, while Adjusted EBIT margin rose from +12.9% to +15.7% yoy. 618 696 3Q25 12% 3Q26 Adj. EBIT margin Revenues (US$M) 16% 583 3Q25 655 3Q26 Adj. EBIT margin Revenues (US$M) 16% 13% 278 341 3Q25 3Q26 Adj. EBIT margin Revenues (US$M) | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | EARNINGS RESULTS 7 Services & Support Revenues totaled US$638 million in the quarter, +30% higher yoy, driven by higher volumes across all segments. Gross margin increased from +24.9% to +27.0% yoy, reflecting operating leverage and no U.S. import tariffs (US$2 million a year ago) recorded in 3Q26. Adjusted EBIT margin increased from +13.7% (+14.1% excluding U.S. import tariff) to +17.0% yoy. Others The segment includes Agricultural Aviation (i.e. crop duster), the Tempest cyber division, the Electronic Equipment division, and other businesses. Revenues for the segment decreased -44% from US$32 million to US$18 million yoy, reflecting lower deliveries in agricultural aviation, lower sales from Tempest and Electronic Equipment business during the quarter. As a subsequent event, following a corporate restructuring, the Company transferred its interest in the Tempest Group to Cybersecurity and now holds a 28.7% equity interest. Adjusted EBIT / Earnings Before Interest & Taxes 17% 14% 493 638 3Q25 32 3Q26 Adj. EBIT margin Revenues (US$M) 18 3Q25 3Q26 Revenues (US$M) Adjusted EBIT was US$254.8 million with a +10.9% margin in the quarter if we exclude US$(12.7) million from extraordinary items (i.e. Eve’s results), compared to US$172.0 million (+8.6% margin, or +9.4% excluding U.S. import tariffs) a year ago. Reported EBIT was US$242.1 million in 3Q26 (+10.3% margin) up from US$159.6 million in 3Q25 (+8.0% margin), driven by stronger operating performance across all segments. US$ Million 300 200 100 Adjusted EBIT 3Q26 242 13 255 EBIT Eve results Adjusted EBIT Financials are derived from unaudited information. | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | EARNINGS RESULTS 8 Adjusted Net Income Adjusted net income was US$73.6 million for the quarter if we exclude US$(2.5) million from extraordinary items (i.e. Eve’s results), compared to US$84.3 million if we exclude US$32.3 million from extraordinary items (i.e. Eve’s results) a year ago. The year-over-year decrease was mainly driven by higher net financial expenses (i.e. LTI shares mark-to market) and tax expenses during the period. Net income attributable to Embraer shareholders and net income per ADS (American Depositary Shares) were US$71.1 million and US$0.3981 in 3Q26, compared to US$116.6 million and US$0.6355, respectively, in 3Q25. The company decided to no longer classify deferred taxes as an extraordinary item in 2026 because its impact in the long run is close to zero, and consequently, adjusted the presented 2025 comps for an apples-to-apples comparison. US$ Million 100 75 50 25 Adjusted net income 3Q26 71 3 74 Investments Embraer net income Eve results Financials are derived from unaudited information. Embraer adj. net income Embraer, on a stand-alone basis, invested a total of US$149.7 million in 3Q26 compared to US$98.6 million in 3Q25. Capital expenditures amounted to US$51.5 million (US$38.7 million a year ago), net additions to the pool program (spare parts) another US$18.2 million (US$9.8 million a year ago), net add to intangibles US$68.8 million [US$42 million EZAir acquisition related; (US$37.4 million a year ago)] and research US$11.2 million (US$12.7 million a year ago). Meanwhile, Eve invested a total of US$69.3 million during the quarter (US$54.8 million a year ago), of which US$2.0 million were capital expenditures, US$57.3 million net add to intangibles and US$10.0 million research. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$219.0 million during the period (US$153.4 million a year ago). US$ Million 300 200 100 Investments 3Q26 69 11 150 57 2 52 18 10 69 219 Capex* Net add Pool program* Net add to intangible Research** Embraer Investment Eve Capex* Eve net add to intangible Eve Research** Eve Investment Embraer & Eve investment *PP&E (Capex + Net add Pool program) US$71.7 million considers only related cash inflows and outflows during the period; US$68.9 million in the Adjusted free cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$73.9 million and US$(5.0) million; CF]. **Research expenditures are expensed (i.e. not capitalized). Financials are derived from unaudited information. | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | EARNINGS RESULTS 9 Currently, Embraer on a stand-alone basis has four main sustainable growth projects: • Services & Support (US$105 million capex during 2021-2027; OGMA Portugal): brand new line for induction of PW1100 and PW1900 engines with start of operations in 2024 and full ramp up (US$650 million revenues) in 2030; • Services & Support (US$70 million capex during 2025-2027; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027; • Executive Aviation (US$195 million capex during 2024-2028; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2028 in line with its recent backlog growth; and • Services & Support (US$40 million capex during 2027–2028; Brazil & Europe): expansion of the training footprint to support Commercial Aviation clients across the world. Working Capital (w/o Eve) Working capital improved by US$(654.9) million during 3Q26, primarily driven by sales-related pre-delivery payment. On the assets side, the main variance was in a) Inventories (US$88.5 million) while on the liability side, the main variance was in b) Contract liabilities (US$451.1 million - mainly Defense & Security and Executive Aviation related), and c) Other payables (US$240.9 million; mainly payroll related). Balance Sheet Data w/o Eve Inventories Trade accounts receivable A B Customer and commercial financing Contract assets Other assets Contract liabilities Trade accounts payable Trade accounts payable - Supplier finance Other payables 3Q26 3,790.8 385.1 11.7 659.8 978.5 2Q26 3,702.3 389.8 43.1 3Q25 3,645.5 237.7 in millions of U.S. dollars Δ qoq Δ yoy 88.5 (4.7) 5.1 600.8 951.4 4,189.7 1,362.9 58.3 1,882.8 Working Capital (A-B) Financials are derived from unaudited information. (1,667.8) 3,738.6 1,266.0 53.8 1,641.9 (1,012.9) 7 97.5 811.2 3,312.4 1,193.9 51.0 1,539.8 (600.1) (31.4) 59.0 2 7.1 451.1 96.9 4.5 240.9 (654.9) 145.3 147.4 6.6 (137.7) 167.3 87 7.3 169.0 7. 3 343.0 (1,067.7) Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment. | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | EARNINGS RESULTS 10 Adjusted Free Cash Flow Embraer on a stand-alone basis Adjusted free cash flow was US$627.7 million in 3Q26, primarily driven by stronger sales-related pre-delivery payment inflows (i.e. associated contract liabilities) and operating performance. US$ Million 1,500 1,000 500 Reported EBITDA to Free Cash Flow 3Q26 666 304 (110) (69) 573 55 628 (126) Embraer EBITDA Working Capital* WC forex variance and LTI** Net additions to PP&E Intangible (58) Inc. tax and social contrib. (34) Interest paid Embraer consolidated adj. free cash flow *Working capital change for Embraer consolidated US$665.6 million; Embraer stand-alone US$654.9 million and Eve US$10.7 million. **Includes foreign exchange variation on working capital and long-term incentive plan mark-to-market adjustments. Financials are derived from unaudited information. Cash Position Variance Eve free cash flow Embraer stand alone free cash flow Embraer’s liquidity position remains solid as its cash position on a consolidated basis reached US$2,763.8 million at the end of 3Q26, and it is complemented by its undrawn US$1.0 billion Revolving Credit Facility (RCF). The consolidated cash position was US$423.2 million higher than the US$2,340.6 million in 2Q26. The company generated US$572.7 million in Adjusted free cash flow during the quarter [Embraer stand-alone US$627.7 million and Eve US$(55.0) million]. Net financial position variance was US$(150.4) million [mainly due to US$(148.3) million in proceeds/payments from/to loans and financing], M&A activity was a net US$0.9 million [US$(1.7) million from the Tempest carve-out and US$2.6 million in cash acquired in the business combination with EZAir], while there were no dividend payments or share repurchased in the period. Meanwhile, Eve’s cash position stood at US$355.9 million in 3Q26. Therefore, Embraer on a stand alone basis finished the quarter with US$2,407.9 million in cash balance. US$ Million 4,000 3,000 2,000 1,000 Cash position variance (from 2Q26 to 3Q26) 573 2,341 1 (150) 2,764 2,408 Embraer consolidated cash 2Q26* Free cash flow** Net financial position var.*** M&A Dividends Shares repurchased * Cash includes cash & cash equivalents, current and non-current financial investments (BS). Embraer consolidated cash 3Q26 (356) Eve cash 3Q26 ** Embraer consolidated adjusted free cash flow: 3Q26 Embraer stand-alone US$627.7 million and Eve US$(55.0) million. Embraer S.A. cash 3Q26**** *** Net financial position variance includes: 3Q26 net financial investments [US$(313.6) million; CF], loans amortizations [US$(1.2) million; CF] repayment / proceeds from borrowings (US$(148.3) million; CF), lease payments [US$(5.5) million; CF], foreign exchange gain (loss), net [US$1.4 million; CF] and change in current and non-current financial investments [US$318.9 million; BS]. **** Sa = Stand-alone. Financials are derived from unaudited information. 11 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 * Eve’s net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans. ** Embraer and Eve’s net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term. Financials are derived from unaudited information. Debt & Liability Management Embraer’s stand-alone net cash position improved sequentially by US$644.5 million to US$430.0 million in 3Q26, driven by a US$470.5 million increase in its cash position and a US$(174.0) million reduction in gross debt, supported by positive US$627.7 million Adjusted free cash flow generation during the period. 3Q26 2Q26 3Q25 Δ qoq Δ yoy Embraer cash 2,407.9 1,937.4 1,669.9 470.5 738.0 Embraer gross debt 1,977.9 2,151.9 2,109.2 (174.0) (131.3) Embraer net cash 430.0 (214.5) (439.3) 644.5 869.3 Eve cash 355.9 403.2 411.6 (47.3) (55.7) Eve gross debt 326.0 312.3 169.1 13.7 156.9 Eve net cash* 29.9 90.9 242.5 (61.0) (212.6) Embraer & Eve net cash** 459.9 (123.6) (196.8) 583.5 656.7 | DEBT & LIABILITY MANAGEMENT Eve’s net cash position worsened US$(61.0) million sequentially to US$29.9 million in 3Q26 because of the negative US$(55.0) million free cash flow generation during the period. Furthermore, Eve’s gross debt increased by US$13.7 million qoq to US$326.0 million, as the company continued to finance its research and development efforts. In terms of debt profile, the average loan maturity for Embraer (w/o Eve) decreased to 8.7 years in 3Q26 from 9.2 years in 2Q26. The debt maturity structure consisted of 95% in long-term contracts and only 5% in short term ones. In the meantime, the cost of United States dollar-denominated loans decreased to 5.09% per year from 5.14% qoq. Finally, the cost of euro-denominated loans remained unchanged at 3.90% per year qoq. 1 Revolving Credit Facility; 2 Maturities without Eve, do not consider accrued interest and deferred cost | Eve Financial Position: Cash equivalents and financial investments: US$356 million / Debt maturing through 2031: US$240 million / Debt maturing from 2031 onwards: US$86 million. Maturities US$ million RCF1 Cash 2,408 70 15 103 88 208 675 852 1,000 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 >2036 3,408 26 18 9 8 US$ million Deleveraging Net cash w/o Eve / Adj. EBITDA Adj. EBITDA Adj. EBITDA LTM 2022 2023 2024 2025 459 562 922 889 (2.3)x (1.4)x (0.1)x 0.1x 3Q25 3Q26 918 1,115 (0.5)x 0.4x Maturities 2 in millions of U.S. dollars 12 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Capital Markets Share price on September 30, 2026: EMBJ3 R$97.3 / EMBJ US$75.3; Market Cap on September 30, 2026: EMBJ3 R$63.3 bn / EMBJ US$12.2 bn; and 3-month ADTV: EMBJ3 R$509 million / EMBJ US$81 million. | CAPITAL MARKETS EMBJ3 x IBOV EMBJ3 IBOV 40% Oct/25 Jan/26 Apr/26 Jul/26 21% 28% EMBJ x S&P 500 EMBJ S&P 500 14% 24% Bonds Yield to Maturity 2035 2038 5% 6% 7% 6.4% 6.1% Bonds Spread Over U.S. Treasury 2035 2038 175 98bp 112bp 40% 20% 0%-20% Sep/26 20% 0%-20% Oct/25 Jan/26 Apr/26 Jul/26 Sep/26 Oct/25 Jan/26 Apr/26 Jul/26 Sep/26 125 75 Oct/25 Jan/26 Apr/26 Jul/26 Sep/26 Note: Effective November 16, 2026, Embraer will change its ADS ratio from 4 common shares to 1 common share. ADS-related information presented in this report reflects the ratio in effect during 3Q26. The change in ratio has no impact on the company’s underlying equity value. | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | SHAREHOLDER REMUNERATION 13 Shareholder Remuneration On June 18th, 2026, the company declared R$200.0 million (R$0.28 per share) in Interest on Equity (IoE) related to the 2nd quarter. On August 13th, 2026 the company declared R$154.0 million (R$0.22 per share) in Interest on Equity (IoE) related to the 3rd quarter. For fiscal year 2026 and beyond, the company intends to analyze the potential fiscal benefits from quarterly IoE declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend in the next calendar year shareholders’ meeting. Period 2Q26 3Q26 2026 Declared Income IoE IoE Approval Date Jun 18th, 2026 Aug 13th, 2026 EMBJ3 Record Date1 Jun 23rd, 2026 Sep 23rd, 2026 EMBJ3 Payment Date2 May 24th, 2027 Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Value per ADS (US$)3 200.0 May 24th, 2027 Total 154.0 354.0 Dividend yield (%)4 1 Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds. 2 Payment date refers to EMBJ3; for EMBJ the payment will follow applicable procedures from the U.S. depositary bank. 3 Estimated values (i.e. dependent on spot foreign exchange rate) and based on 4:1 ADS ratio. 4 Dividend yield was calculated based on the share price as of September 30, 2026. 0.28 0.22 0.50 0.52% 0.22 0.17 0.39 0.52% 14 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 FINANCIAL STATEMENTS 15 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Embraer S.A. Consolidated Income Statement (in millions of U.S. dollars, except earnings per share and number of shares) 3Q26 2Q26 3Q25 9M26 9M25 Revenue 2,347.2 2,235.3 2,003.5 6,029.2 4,925.7 Cost of sales and services (1,897.6) (1,790.5) (1,659.0) (4,874.6) (4,039.2) Gross profit 449.6 444.8 344.5 1,154.6 886.5 Administrative expenses (54.4) (57.5) (51.9) (163.2) (153.8) Selling expenses (88.6) (93.0) (85.6) (264.1) (245.5) Expected credit (losses) reversal 1.6 (1.6) (1.1) (1.1) (7.0) Research expenses (21.2) (39.1) (17.0) (75.8) (43.3) Other income 15.2 74.7 20.8 95.5 62.5 Other expenses (55.7) (39.9) (47.9) (129.5) (103.3) Share of profit of investments accounted for under the equity method (4.4) (2.6) (2.2) (6.8) (5.8) Operating income before financial result 242.1 285.8 159.6 609.6 390.3 Financial income 59.9 54.1 49.3 163.8 165.7 Financial expense (218.9) (62.9) (99.1) (368.3) (394.6) Foreign exchange gain (loss), net 2.4 (2.5) (3.0) (3.8) (31.5) Income before income tax 85.5 274.5 106.8 401.3 129.9 Income tax (10.8) (60.6) 22.0 (75.6) 148.0 Income for the period 74.7 213.9 128.8 325.7 277.9 Attributable to:- Owners of Embraer 71.1 212.6 116.6 317.1 268.6 - Non-controlling interests 3.6 1.3 12.2 8.6 9.3 Weighted average number of shares (in millions) Basic 714.4 715.8 733.9 714.4 733.9 Diluted 714.4 715.8 733.9 714.4 733.9 Earnings per share Basic 0.0995 0.2970 0.1589 0.4439 0.3660 Diluted 0.0995 0.2970 0.1589 0.4439 0.3660 Earnings per share - ADS basic (US$) 0.3981 1.1880 0.6355 1.7755 1.4640 Earnings per share - ADS diluted (US$) 0.3981 1.1880 0.6355 1.7755 1.4640 Financials are derived from unaudited information. | FINANCIAL STATEMENTS 16 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Embraer S.A. Consolidated Cash Flow Statement (in millions of U.S. dollars) | FINANCIAL STATEMENTS 3Q26 2Q26 3Q25 9M26 9M25 Operating Activities Income for the period 74.7 213.9 128.8 325.7 277.9 Adjustment to net income for items not affecting cash Depreciation and amortization expenses 69.4 65.6 71.5 188.2 181.7 Realization of contribution from suppliers (7.1) (6.9) (7.2) (17.6) (17.2) Losses (reversal) of impairment losses of inventories 4.6 0.5 (3.3) 4.9 8.5 Adjustment to fair value - Financial investments (2.7) (10.7) 7.4 (11.0) 22.8 Impairment loss on investment 8.7 - - 8.7 - Expected credit losses (reversal) (2.3) 1.8 1.1 (2.2) 7.0 (Gain) loss on disposal of fixed assets and investments 0.3 - 4.4 1.6 18.3 Income tax and social contribution 10.8 60.6 (22.0) 75.6 (148.0) Accrued interest 12.0 65.6 38.0 113.8 111.2 Interest on marketable securities, net (3.2) (3.7) (4.8) (10.7) (14.2) Share of (profit) loss of investments accounted for the equity method 4.4 2.6 2.2 6.8 5.8 Foreign exchange (gain) loss, net (3.6) (0.2) 2.9 (4.1) 25.3 Other provisions 22.7 26.8 35.4 32.5 (4.3) Loss on equity 7.1 - - 7.1 - Others 1.0 1.0 1.5 3.6 5.0 Changes in assets: Financial investments (343.2) (13.5) (108.4) (381.1) 20.7 Derivative financial instruments (1.1) 0.1 (71.0) (24.5) (68.6) Accounts receivable 8.2 (60.0) 124.7 (75.8) 88.2 Contract assets (58.1) 10.5 (10.6) (102.4) (174.8) Customer financing 31.5 (35.2) 19.0 (3.6) 25.1 Inventories (72.1) (42.5) (68.7) (524.7) (757.8) Other assets (16.7) (35.6) 36.2 (96.5) (45.8) Changes in liabilities: Trade accounts payable and Trade accounts payable - Supplier finance arrangements 85.7 72.4 28.5 245.3 235.5 Other payables 204.4 (82.2) 203.2 171.5 393.2 Contract liabilities 453.0 301.2 (4.3) 757.9 27.9 Taxes and payroll charges payable 30.5 (16.0) (52.7) 33.2 (9.5) Unearned income (2.5) (2.6) 2.4 (1.4) 6.2 NET CASH GENERATED BY OPERATING ACTIVITIES 516.4 513.5 354.2 720.8 220.1 Income tax and social contribution paid (58.4) (30.5) (18.6) (120.0) (67.8) Interest paid (33.5) (35.6) (62.7) (117.3) (139.3) 1. NET CASH PROVIDED BY OPERATING ACTIVITIES 424.5 447.4 272.9 483.5 13.0 Investing activities Acquisition of property, plant and equipment (73.9) (63.2) (60.4) (213.1) (179.5) Proceeds from sale of property, plant and equipment 5.0 3.6 4.5 12.9 15.4 Additions to intangible assets (126.1) (49.5) (82.2) (255.6) (214.2) Additions to investments in subsidiaries and affiliates, net of cash acquired - (18.5) (12.2) (18.5) (12.3) Acquisition of financial investments (3.9) (2.2) (1.8) (17.0) (143.8) | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | FINANCIAL STATEMENTS 17 Proceeds from sale of financial investments Proceeds from (disposal of) loan granted Cash and cash equivalents acquired business combination 2. NET CASH USED IN INVESTING ACTIVITIES Financing activities Proceeds from loans and financing Repayment of loans and financing Dividends payments Receipt in the offering of subsidiary shares Costs in the offering of subsidiary shares Derivative financial instruments Repurchases of common shares Lease payments 3. NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES 33.5 (1.2) 2.6 (164.0) 106.4 (262.5)- 63.3 (1.2)- (67.7) 80.5 (321.8) 44.0 (40.3)- (148.4) 112.2 (10.6) 2.6 ( 3 87.1) 104.9 (40.3)- (469.8) 482.1 (386.5) (62.8) - - (2.1) - (5.5) (163.7) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD Increase (decrease) in cash and cash equivalents (1+2+3) Effects of exchange rate changes on cash and cash equivalents CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD Financials are derived from unaudited information. 1,387.3 96.8 1.4 1,485.5 - - - - (6.0) (310.1) 1,315.7 69.6 2.0 1,387.3 - 210.0 (12.6) - - (6.3) 286.7 654.0 411.2 (0.8) 1,064.4 445.9 (738.4) (75.5)- - (2.1) (183.7) (17.7) (571.5) 1,949.8 (475.1) 10.8 1,485.5 1,628.2 (1,823.9) (9.1) 210.0 (12.6)- (14.5) (18.3) (40.2) 1,563.0 (497.0) (1.6) 1,064.4 18 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Financials are derived from unaudited information. Assets 3Q26 2Q26 3Q25 Current Cash and cash equivalents 1,496.7 1,392.4 1,065.4 Financial investments 1,082.8 766.3 699.5 Trade accounts receivable 385.1 387.0 234.5 Derivative financial instruments 19.7 23.2 54.5 Customer financing 0.7 31.9 2.1 Contract assets 618.4 557.3 712.7 Inventories 3,790.8 3,702.3 3,645.5 Income tax and social contribution 123.9 124.9 144.0 Other assets 395.6 384.1 314.0 Assets held for sale 34.9-- 7,948.6 7,369.4 6,872.2 Non-Current Financial investments 184.3 181.9 316.6 Contract assets 41.4 43.5 84.8 Derivative financial instruments 2.6 4.2 0.3 Customer financing 11.0 11.2 3.0 Trade accounts receivable-2.8 3.2 Deferred income tax and social contribution 132.7 123.9 143.0 Other assets 345.6 338.8 223.8 717.6 706.3 774.7 Investments 35.0 48.1 54.6 Property, plant and equipment 2,227.7 2,189.7 2,095.1 Intangible assets 2,906.2 2,817.1 2,667.1 Right of use 101.9 106.8 104.4 5,270.8 5,161.7 4,921.2 Total Assets 13,937.0 13,237.4 12,568.1 | FINANCIAL STATEMENTS 19 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Liabilities 3Q26 2Q26 3Q25 Current Trade accounts payable 1,386.7 1,297.0 1,197.0 Trade accounts payable - Supplier finance arrangements 58.3 53.8 51.0 Lease liability 25.0 25.4 20.3 Loans and financing 106.9 123.8 100.0 Other payables 969.6 549.5 531.1 Contract liabilities 3,105.8 2,739.6 2,595.4 Derivative financial instruments 16.5 22.2 35.3 Taxes and payroll charges payable 54.5 51.7 46.2 Income tax and social contribution 163.1 91.2 94.2 Unearned income 28.0 32.1 26.1 Provisions 143.1 135.2 100.6 Liabilities held for sale 27.8-- 6,085.3 5,121.5 4,797.2 Non-Current Lease liability 92.3 96.3 95.6 Loans and financing 2,197.0 2,340.4 2,178.3 Other payables 147.5 319.7 320.9 Contract liabilities 1,085.4 1,000.5 717.0 Derivative financial instruments 27.1 26.0 24.4 Taxes and payroll charges payable 12.2 12.0 11.8 Income tax and social contribution 3.9 4.6 3.9 Deferred income tax and social contribution 155.6 239.1 230.8 Unearned income 8.3 6.9 11.0 Provisions 253.5 239.5 222.3 3,982.8 4,285.0 3,816.0 Total Liabilities 10,068.1 9,406.5 8,613.2 Shareholders’ Equity Share Capital 1,551.6 1,551.6 1,551.6 Treasury shares (398.7) (398.7) (42.7) Revenue reserves 1,879.0 1,879.0 1,624.2 Share-based payment 330.2 329.5 53.3 Other comprehensive loss (117.4) (109.7) (103.8) Result in transactions with non-controlling interest - - 273.2 Retained earnings 248.8 207.4 229.9 Equity Attributable to owners of the Company 3,493.5 3,459.1 3,585.7 Non-controlling interest 375.4 371.8 369.2 Total Equity 3,868.9 3,830.9 3,954.9 Total Liabilities And Shareholders’ Equity 13,937.0 13,237.4 12,568.1 Financials are derived from unaudited information. | FINANCIAL STATEMENTS | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION 20 Reconciliation of IFRS and “non-GAAP” information EBITDA LTM Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company’s financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income. EBITDA RECONCILIATION LTM* (IFRS) Net Income attributable to Embraer Non-controlling interest Income tax (income) expense Financial (income) expense, net Foreign exchange (gain) loss, net Depreciation and amortization EBITDA LTM 3Q26 400.4 6.4 in millions of U.S. dollars 2Q26 445.9 15.0 132.2 274.5 13.4 238.1 1,065.0 * Last Twelve Months Financials are derived from unaudited information. EBIT and EBITDA 99.4 165.4 18.8 240.1 984.6 3Q25 314.3 1.7 (17.4) 332.1 17.9 226.9 875.5 Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA’s usefulness as comparative measures. in millions of U.S. dollars EBITDA RECONCILIATION Net Income attributable to Embraer Non-controlling interest Income tax (income) expense Financial (income) expense, net Foreign exchange (gain) loss, net Depreciation and amortization EBITDA 3Q26 71.1 3.6 10.8 2Q26 212.6 1.3 3Q25 116.6 9M26 9M25 317.1 12.2 60.6 159.0 (2.4) 62.3 304.4 EBITDA margin % Financials are derived from unaudited information. 13.0% 8.8 2.5 58.7 344.5 15.4% (22.0) 49.8 3.0 64.3 223.9 11.2% 8.6 75.6 204.5 3.8 170.6 780.2 12.9% 268.6 9.3 (148.0) 228.9 31.5 164.5 554.8 11.3% | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION 21 Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of non recurring items, as described in the tables below. in millions of U.S. dollars ADJUSTED EBIT RECONCILIATION Operating profit before financial income (EBIT) Expenses related to Eve Adjusted EBIT 3Q26 242.1 2Q26 285.8 3Q25 9M26 9M25 159.6 12.7 254.8 Adjusted EBIT margin % Financials are derived from unaudited information. ADJUSTED EBITDA RECONCILIATION EBITDA Expenses related to Eve Adjusted EBITDA 10.9% 3Q26 304.4 11.1 296.9 13.3% 2Q26 344.5 12.4 172.0 8.6% 3Q25 609.6 36.1 645.7 10.7% 390.3 35.5 425.8 8.6% in millions of U.S. dollars 9M26 9M25 223.9 12.7 317.1 Adjusted EBITDA margin % Financials are derived from unaudited information. Adjusted net income 13.5% 11.1 355.6 15.9% 12.4 236.3 11.8% 780.2 36.1 816.3 13.5% 554.8 35.5 590.3 12.0% Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders, as well as removing the impact of non-recurring items. The company decided to no longer classify deferred taxes as an extraordinary item in 1Q26, and consequently adjusted the presented 2025 comps for an apples-to-apples comparison. in millions of U.S. dollars ADJUSTED NET INCOME RECONCILIATION Net income attributable to Embraer Expenses related to Eve Eve warrants including financial result Adjusted net income 3Q26 71.1 9.7 2Q26 212.6 3Q25 9M26 9M25 116.6 8.0 (7.2) 73.6 Adjusted net margin Financials are derived from unaudited information. Working capital without Eve 3.1% (2.0) 218.6 9.8% 10.4 (42.7) 84.3 4.2% 317.1 28.2 (25.4) 319.9 5.3% 268.6 31.0 (7.3) 292.3 5.9% Is a non-GAAP measure calculated by starting at selected Embraer’s consolidated balance sheet figures and subtracting Eve’s related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables. 22 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 SELECT BALANCE SHEET DATA - EVE 3Q26 2Q26 3Q25 Δ qoq Δ yoy A Inventories- - - - - Trade accounts receivable---- Customer and commercial financing- - - - - Contract assets- - - - - Other assets 19.3 20.3 13.6 (1.0) 5.7 B Contract liabilities 1.5 1.5- - 1.5 Trade accounts payable 23.8 31.0 3.1 (7.2) 20.7 Trade accounts payable - Supplier finance- - - - - Other liabilities 56.5 39.6 59.1 16.9 (2.6) Working Capital (A-B) (62.5) (51.8) (48.6) (10.7) (13.9) Financials are derived from unaudited information. in millions of U.S. dollars | RECONCILIATION OF IFRS AND “NON-GAAP” INFORMATION We define Adjusted free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Adjusted free cash flow is not an accounting measure under IFRS. Adjusted free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer’s cash position. Adjusted free cash flow should not be considered as a measure of the company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Adjusted free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Adjusted free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry. Adjusted Free Cash Flow ADJUSTED FREE CASH FLOW W/O EVE 3Q26 2Q26 3Q25 Net cash (used in) provided by operating activities 424.5 447.4 272.9 Financial investments adjustment 343.2 13.5 108.4 Adjusted net cash (used in) provided by operating activities 767.7 460.9 381.3 Net additions to property, plant and equipment (68.9) (59.6) (55.9) Additions to intangibles (126.1) (49.5) (82.2) Adjusted free cash generated (used) 572.7 351.8 243.2 Eve free cash used adjusted 55.0 49.2 57.1 Adjusted free cash generated (used) w/o Eve 627.7 401.0 300.3 Financials are derived from unaudited information. in millions of U.S. dollars | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | RATIOS BASED ON “NON-GAAP” INFORMATION 23 Ratios based on “non-GAAP” information SELECTED FINANCIAL RATIOS Total debt to EBITDA (i) Net cash to EBITDA (ii) Net cash w/o Eve to Adjusted EBITDA (iii) Total debt to capitalization (iv) LTM EBITDA to financial expense (gross) (v) LTM EBITDA (vi) LTM Interest and commissions on loans (vii) Adjusted LTM EBITDA w/o Eve (viii) Financials are derived from unaudited information. (i) (ii) Total debt represents short and long-term loans and financing including Eve (US$ billion). 3Q26 2.2 0.4 0.4 0.4 7. 4 1,065.0 144.7 1,114.7 2Q26 2.5 (0.1) (0.2) 0.4 6.8 984.6 144.1 1,034.0 Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing. (iii) 3Q25 2.6 (0.2) (0.5) 0.4 5.5 875.5 158.9 917.9 Net cash w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve Net cash. (iv) (v) (vi) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion). Financial expense (gross) includes only interest and commissions on loans. The table above sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). (vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (US$ million). (viii) The table above sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | CONFERENCE CALL INFO 24 Investor Relations CONFERENCE CALL INFORMATION Embraer will host a conference call to present its 3Q26 results on: Tuesday November 10, 2026 ENGLISH: 7:00 AM (NY Time) / 9:00 AM (SP Time). Translation to Portuguese. To access the webcast Zoom webinar: 867 1188 4451 click here We recommend you join 15 minutes in advance. 25 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 | ABOUT EMBRAER About Embraer A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 150 million passengers a year. Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe. This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations. This document includes non-GAAP financial measures used by management to evaluate certain aspects of the business and provide investors with additional information regarding Embraer’s financial performance. These measures should be considered together with the company’s financial information prepared in accordance with IFRS. 26 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2026 ri.embraer.com.br/en CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; EMBJ Head of IR, M&A and CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br ANA LUIZA MUNIZ IR Analyst ana.muniz@embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations